POINTS INTERNATIONAL LTD.

Annual Information Form

March 2, 2016

Information presented herein is current as of March 2, 2016, unless otherwise indicated. All dollar amounts are in United States Dollars unless otherwise indicated.

Table of Contents

CORPORATE STRUCTURE	- 1 -
GENERAL DEVELOPMENT OF THE BUSINESS	- 1 -
GENERAL DESCRIPTION OF THE BUSINESS	- 2 -
Summary	- 2 -
Method of Providing Services	- 3 -
Specialized Skill and Knowledge	- 3 -
Competitive Conditions	- 4 -
New Products	- 4 -
Intangible Property	- 5 -
Seasonality	- 5 -
Economic Dependence	- 5 -
Changes to Contracts	- 5 -
Employees	- 6 -
RISK FACTORS	- 6 -
DIVIDENDS	- 6 -
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	- 6 -
MARKET FOR SECURITIES	- 6 -
ESCROWED SECURITIES	- 7 -
DIRECTORS AND EXECUTIVE OFFICERS	- 7 -
Current Directors	- 7 -
Current Executive Officers	- 10 -
Security Holdings	- 11 -
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	- 11 -
Conflicts of Interest	- 11 -
AUDIT COMMITTEE	- 12 -
Audit Committee Charter	- 12 -
Composition of the Audit Committee	- 12 -
Relevant Education and Experience	- 12 -
Audit Committee Pre-Approval Policies and Procedures	- 12 -
External Auditor Service Fees (By Category)	- 13 -
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 13 -
TRANSFER AGENT	- 13 -
INTEREST OF EXPERTS	- 13 -
ADDITIONAL INFORMATION	- 13 -

The following Annual Information Form (“AIF”) of Points International Ltd. (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2015 (“2015 Audited Consolidated Financial Statements”). Further information, including Points’ Management Discussion and Analysis for the year ended December 31, 2015 (“2015 MD&A”), may be accessed at www.sedar.com or www.sec.gov.

CORPORATE STRUCTURE

Points International Ltd. is a corporation continued under the Canada Business Corporations Act. The head and registered office of the Corporation is 171 John Street, 5th Floor, Toronto, Ontario, M5T 1X3.

The Corporation has four wholly-owned direct subsidiaries: (a) Points.com Inc., a corporation amalgamated under the Business Corporations Act (Ontario), (b) Points International (UK) Limited, a company incorporated under the laws of the United Kingdom, (c) Points International (U.S.) Ltd., a corporation incorporated under the laws of the State of Delaware, and (d) Points Development US Ltd. (formerly Accruity Inc.), a corporation incorporated under the laws of the State of Delaware.

GENERAL DEVELOPMENT OF THE BUSINESS

In June 2013, the Corporation launched its partnership with Southwest Airlines, a leading US Airline that provides customers with flights to the United States, Mexico and Caribbean. This partnership helped the Corporation to extend its presence in the United States airlines industry, and this partner is expected to generate significant revenues for the Corporation in future years.

In 2014, the Corporation launched or announced 43 products and added nine new partners to its Loyalty Commerce Platform.

In April 2014, the Corporation purchased all of the common and preferred shares of Accruity Inc. for cash consideration of approximately $ 2.0 million. Approximately $375,000 of the purchase price was held back at the time of closing and was to be released to the sellers one year post-closing to the extent not used to satisfy any purchase price adjustments or indemnity claims. The held back amount was subsequently paid to the Accruity shareholders in accordance with the terms and conditions of the purchase agreement. Accruity was the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service. Following the completion of the acquisition, Accruity’s name was changed to Points Development US Ltd. The Corporation anticipates building on the new relationships gained in the acquisition, which will help the Corporation progress on its long term growth objectives. Further to these objectives, in October 2014, PointsHound and Asia Miles, Asia’s leading travel and lifestyle reward program, formed a partnership providing Asia Miles members greater benefits on hotel stays booked through PointsHound.com.

In December 2014, the Corporation entered into a new long-term principal relationship with United Airlines’ subsidiary MileagePlus to power its Buy, Gift and Transfer and Reinstate Miles, and several other ancillary products available to MileagePlus members. This agreement with United Airlines MileagePlus is the Corporation’s broadest and most comprehensive strategic relationship to date.

In conjunction with the United Airlines MileagePlus agreement, in December 2014, the Corporation acquired substantially all of the assets of Crew Marketing International, Inc. (“Crew Marketing”), a long-time United Airlines MileagePlus technology vendor. Pursuant to the purchase agreement for the acquisition (the “Crew Purchase Agreement”), the purchase price payable thereunder by the Corporation is $14.75 million in cash and the issuance of 238,393 common shares of the Corporation. On closing, the Corporation paid $14.5 million in cash and issued the 238,393 common shares. In accordance with the terms of the Crew Purchase Agreement, the balance of the cash consideration ($250,000) was held back by the Corporation in support of certain obligations of the Vendor under the Crew Purchase Agreement. The held back amount was paid to the Vendor on January 29, 2015, in accordance with the terms and conditions of the Crew Purchase Agreement. The common shares were issued into escrow and will be released to Crew Marketing 18 months’ post-closing, subject to typical indemnities to the benefit of the Corporation.

In March 2015, the Corporation noted that the previously announced consolidation of American Airlines AAdvantage and US Airways Dividend Miles programs had resulted in these programs representing a smaller portion of the Corporation’s business.

In March 2015, the Corporation announced an issuer bid pursuant to which the Corporation has the ability to repurchase up to 782,504 of its common shares (the “2015 Repurchase”), representing approximately 5% of its issued and outstanding shares as at February 25, 2015. The 2015 Repurchase commenced on March 9, 2015, terminates on March 8, 2016 and is be subject to the Corporation’s normal trading blackout periods. Pursuant to the 2015 Repurchase, the Corporation has purchased 446,894 common shares, all for cancellation. On March 2, 2016 the Corporation announced an additional issuer bid pursuant to which the Corporation has the ability to repurchase up to 765,320 of its common shares (the “2016 Repurchase”), representing approximately 5% of its issued and outstanding common shares as of February 23, 2016. The 2016 Repurchase is expected to commence on March 9, 2016 and terminate on March 8, 2017 and is subject to the Corporation’s normal trading blackout periods.

In May 2015, the Corporation launched its partnership with Hainan Airlines Co. (“Hainan”), the largest privately owned air transport company, and fourth largest airline in terms of fleet size, in the People’s Republic of China. The partnership with Hainan supports Points’ expansion into the Chinese travel market. Also in May, 2015 PointsHound announced new strategic partnerships with several of Europe, the Middle East and Africa’s leading frequent flyer programs including Alitalia MilleMiglia, Virgin Atlantic Flying Club, and Finnair Plus.

In September 2015, the Corporation announced a redesigned Points.com, now the Points Loyalty Wallet, which allows users to track, manage and access multiple loyalty rewards programs wherever they are. The Points Loyalty Wallet is a set of platform capabilities accessible via application program interfaces (“APIs”) that allow loyalty programs, merchants and other interested businesses to embed balance tracking and loyalty commerce transactions into their product offerings whether on the web or in an app, and allow users to track, manage and access multiple loyalty rewards programs.

In November 2015, the Corporation announced new partnerships with the Royal Bank of Canada (“RBC”) and with Suretap Wallet LP (“Suretap”). RBC and Suretap will leverage the Points Loyalty Wallet by embedding the Corporation’s loyalty functionality into their wallet offerings. Through these partnerships, powered by the Points loyalty network, RBC and Suretap users can store loyalty information from more than 100 global loyalty rewards programs, making it easier to earn and use loyalty rewards. The addition of a loyalty section into these digital wallets provides participating loyalty programs with additional exposure to digital wallet users and provides current program members with new ways to earn and use their loyalty rewards.

Also in November 2015, the Corporation launched Points Travel, the first private label travel e-commerce platform designed specifically for the loyalty industry. The Points Travel platform helps loyalty programs increase their revenues from hotel sales, while offering new value to loyalty program members. In conjunction with this announcement, the Corporation announced that a new partnership with Miles & More, Europe’s largest frequent flyer program and the loyalty program for Lufthansa and nine other European airlines.

GENERAL DESCRIPTION OF THE BUSINESS

The Corporation operated in one segment in 2015.

Summary

The Corporation provides a range of e-commerce and technology services to loyalty program operators using a common proprietary infrastructure. These services are comprised of a wide range of white label or private branded e-commerce services (referred to by the Corporation as its “Loyalty Currency Services”) that enable the sale of loyalty currencies (such as frequent flyer miles, hotel points and credit card points), both retail and wholesale, and enhance loyalty program consumer offerings and their back end operations. The Corporation also offers the consumer focused Points Loyalty Wallet that allows users to track, manage and access multiple loyalty rewards programs via the “Points.com” website.

The core Loyalty Currency Services provided by the Corporation are: (a) the online sale of loyalty currency direct to program members in order for the members to top-up their accounts to reach a redemption threshold or as a gift for friends and family members; and (b) the online transfer of pre-existing loyalty currency from one member into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold.

The “Points Loyalty Wallet” is a set of platform capabilities accessible via APIs that allow loyalty programs, merchants and other interested businesses to embed balance tracking and loyalty commerce transactions into their product offerings whether on the web or in an app, and allow users to track, manage and access multiple loyalty rewards programs. The Points Loyalty Wallet offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their financial assets. Through this platform, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates, trade their loyalty currencies with other Points Loyalty Wallet users, and exchange their loyalty currencies into other participating loyalty programs. To facilitate these transactions, the Corporation has agreements with participating loyalty program operators.

The Corporation also operates the “PointsHound.com” website, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound.com enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

In late 2015 the Corporation launched Points Travel, the first private label travel e-commerce platform designed specifically for the loyalty industry. The “Points Travel” platform helps loyalty programs increase their revenues from hotel sales, while offering new value to loyalty program members by accelerating loyalty program earnings.

The majority of the Corporation’s loyalty program partners operate in the United States. The Corporation also has a significant European customer base.

Method of Providing Services

The Corporation’s services are generally delivered through web-enabled e-commerce solutions.

Specialized Skill and Knowledge

The Corporation currently employs seven executive officers. The current executive team possesses many years of loyalty industry experience, and has managed large loyalty programs, sales forces, marketing departments and technology systems. The success of the Corporation is dependent upon the experience of such key personnel and loss of such personnel could adversely affect the Corporation’s business, operations and prospects.

In addition, the Corporation’s services are delivered using proprietary technology. As a result, the Corporation is also dependent upon its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Competitive Conditions

With respect to the Points Loyalty Wallet, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer a product similar to the balance tracking features available through the Points Loyalty Wallet, but do not offer any of the transaction options available through the Points Loyalty Wallet, such as the ability to exchange currency from one program to another or trade currency with other users. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to the Points Loyalty Wallet. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with the Points Loyalty Wallet.

PointsHound.com and the Points Travel platform also face direct and indirect competition from other hotel booking engines and hotel booking solutions. These indirect and potential competitors currently offer a product similar to the hotel booking features available through PointsHound.com and the Points Travel platform, but do not offer the same value proposition that the Corporation can leverage through its core Loyalty Currency Services.

The Corporation must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. The consolidation of American Airlines AAdvantage and US Airways Dividend Miles programs resulted in the departure of their buy gift and transfer products. To date, the Corporation has been able to more than offset the loss of this business with the addition of new principal partnerships and organic growth. However, further development of in-house solutions could impact the Corporation in a negative way and reduce its ability to compete and operate as a viable business.

Any competition or adverse change in the business relationships described above could have a material adverse impact on the Corporation’s business, operations and prospects.

New Products

In fiscal 2015, the Corporation announced a redesigned Points.com, now the Points Loyalty Wallet, which allows users to track, manage and access multiple loyalty rewards programs via the Points.com website. The Points Loyalty Wallet is a set of platform capabilities accessible via APIs that allow loyalty programs, merchants and other interested businesses to embed balance tracking and loyalty commerce transactions into their product offerings whether on the web or in an app.

The Corporation also launched Points Travel, the first private label travel e-commerce platform designed specifically for the loyalty industry. The Points Travel platform helps loyalty programs increase their revenues from hotel sales, while offering new value to loyalty program members by accelerating loyalty program earnings.

Management believes that there is a tremendous opportunity in offering fully-sanctioned loyalty program transactions to third parties, and anticipates that the Points Loyalty Wallet and the Points Travel products will significantly increase the addressable market opportunity for the Corporation. Through mobile wallets, mobile apps, online travel and retail services, or point of sale providers, facilitating the interaction between relevant channels and the loyalty industry will offer significant engagement and monetization opportunities for both Points and its partners. As a result, the Corporation intends to continue to invest in the optimization of these product offerings and the scale of the loyalty commerce platform to pursue longer term growth.

Intangible Property

The Corporation has built a significant brand and reputation around the “Points.com” name. The Corporation’s operating subsidiary, Points.com Inc., maintains certain trademark registrations for POINTS.COM which provides it with certain exclusive rights. These registrations are renewable in perpetuity. The Corporation also maintains a portfolio covering certain other trademarks. Although management believes the trademark portfolio is valuable, the portfolio is not considered to be critical to the success of the Corporation’s business.

As a technology supported business, the Corporation maintains a significant software base that is continually evolving. This software base is critical to the operation of the business.

The Corporation has two issued patents: US Patent No. 8,595,055 titled an “Apparatus and method of facilitating the exchange of points between selected entities”, and US Patent No. 8,433,607 titled a “System and method for exchanging reward currency”. Both patents relate to the Corporation’s website at www.points.com and the exchange and trade functions available on that site. The Corporation also maintains a patent application portfolio covering certain other inventions. Although management believes the patent portfolio is valuable, the portfolio is not considered to be critical to the success of the Corporation’s business.

Seasonality

The Corporation’s operations are moderately influenced by seasonality. The Corporation experiences higher activity in November and December through the Points Loyalty Wallet and other ancillary redemption products as its members redeem their miles or points for gift certificates before the December holidays.

The Corporation’s financial performance is also significantly impacted by the timing of promotions run by Points on behalf of its loyalty program partners in respect of its Loyalty Currency Services business.

Economic Dependence

The Corporation is dependent on the loyalty industry in general and is highly dependent on the viability of certain key loyalty program partners. For the year ended December 31, 2015, there were three loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 67% of the Corporation’s total revenue. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. It should be noted that, in respect of the Corporation’s Principal Revenue (as defined in the Corporation’s consolidated financial statements) the Corporation transacts directly with loyalty program members and does not generate material revenue directly from loyalty partners.

Changes to Contracts

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have an adverse effect on the financial condition or results of operations of the Corporation.

Employees

As at December 31, 2015, the Corporation had 181 full-time employees.

RISK FACTORS

Investing in Internet-based businesses can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out under the heading “Risks and Uncertainties” in the MD&A (which is incorporated into this AIF by reference) prior to making an investment decision with respect to the Corporation.

DIVIDENDS

The Corporation has not declared or paid any dividends to its shareholders. With the exception of any funds used by the Corporation to buy back its shares, the Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors of the Corporation does not anticipate paying any dividends for the foreseeable future. The board of directors may review this policy from time to time, having regard to the Corporation’s financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As of the date of this AIF, 15,298,602 common shares were outstanding. The Corporation has no preferred shares outstanding.

The common shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors of the Corporation and participate equally on any liquidation, dissolution or winding up of the Corporation.

MARKET FOR SECURITIES

The Corporation’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “PTS” and on the NASDAQ Capital Market under the symbol “PCOM”. The following table shows the monthly price ranges and volumes for the common shares traded through the TSX in Canadian Dollars.

Fiscal 2015	High ($)	Low ($)	Close ($)	Volume
January	16.00	12.25	13.80	127,874
February	15.00	11.41	12.20	94,954
March	13.01	11.49	12.86	144,625
April	16.40	12.75	13.57	152,725
May	18.20	13.57	17.85	122,731
June	18.25	14.60	15.50	77,447
July	16.84	12.10	14.77	136,939
August	14.95	11.51	12.00	87,369
September	15.80	11.41	14.40	73,450
October	14.88	12.75	13.51	49,809
November	14.88	11.38	14.15	156,667
December	14.52	11.75	13.50	55,192

ESCROWED SECURITIES

The following table shows the number of securities of each class of the Corporation that, to the Corporation’s knowledge, are held in escrow or are subject to a contractual restriction on transfer and the percentage that number represents of the outstanding securities of that class as of December 31, 2015.

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Class
Common shares	238,393[1]	1.6%

1. In connection with the acquisition of substantially all of the assets of Crew Marketing, 238,393 common shares were issued in escrow to Computershare Trust Company, N.A. as escrow agent for the benefit of Crew Marketing. The shares will be released from escrow and delivered to Crew Marketing on May 22, 2016, to the extent not used to satisfy typical indemnities to the benefit of the Corporation.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

The following table provides certain background information with respect to each director of the Corporation. The Corporation’s directors will hold office for a term expiring at the conclusion of the next annual meeting of shareholders of the Company or until their successors are elected or appointed and will be eligible for re-election. Detailed biographies for each director are provided below.

Name Place of Residence	Director Since	Current Principal Occupation	Common Shares Beneficially Owned
Christopher Barnard (Ontario)	May, 2007 (and Feb. 2000 to April, 2005)	President, Points International Ltd. and Points.com Inc.	185,488
Michael Beckerman (Ontario)	May, 2010	Chief Executive Officer, Ariad Communications and Bluespire Marketing	11,454
Bernay Box (Texas, U.S.A.)	May, 2009	President of Bonanza Fund Management, Inc. and investment advisor for Bonanza Master Fund, Ltd.	797,244
Douglas Carty (Illinois, U.S.A.)	February, 2002	Corporate Director	38,173
Bruce Croxon (Ontario)	October, 2008	Investor and Advisor	17,642
Robert MacLean (Ontario)	February, 2002	Chief Executive Officer, Points International Ltd. and Points.com Inc.	158,048
John Thompson (Ontario)	February, 2002	Corporate Director	175,876

Director Biographies

Christopher Barnard

Mr. Barnard is a founder of the Corporation. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is currently responsible for corporate strategy, corporate development and investor relations. He has also held various interim operating positions at the Corporation including Chief Financial Officer, as well as being responsible for both product development and marketing.

Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties over the company's history and in 2015 he was named as one of the 100 most influential leaders in Fintech globally. In his corporate development capacity, Mr. Barnard has been instrumental in raising capital for the Corporation, including multiple equity financings and a strategic investment from InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. He led Points' three corporate acquisitions, MilePoint, PointsHound and Crew Marketing and also, as part of Points' international expansion strategy, managed the company's strategic investment in China Rewards and sits on the board as Chairman.

In 1998, Mr. Barnard co-founded Canada’s first internet business incubator, Exclamation International, from which the Corporation was created. Prior to Exclamation, Christopher was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada’s most notable internet technology stories.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

Mr. Beckerman’s sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE’s key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on advertising, promotions and sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE’s European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

Mr. Beckerman is currently the CEO of Ariad Communications and Bluespire Marketing. Ariad has enjoyed record growth since he took over this role ten years ago. Ariad is an agency specializing in branding and on-line communications. Ariad has won numerous domestic and International awards and was recently named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Bernay Box

Mr. Box was appointed as a director of the Corporation in May of 2009 and is currently the Chairman of the Board of Directors and a member of the Audit Committee and the Human Resources and Corporate Governance Committee.

Mr. Box is the President and Chief Executive Officer of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd., a private investment partnership based in Dallas, Texas.

Mr. Box is a graduate of Baylor University.

Douglas Carty

Mr. Carty is a long serving director of the Corporation. He was Chairman of the Board of the Corporation from 2002 through 2007 and is currently Chairman of the Corporation’s Audit Committee.

Mr. Carty is currently Chairman and Co-Founder of Switzer-Carty Transportation Inc., a Burlington, Ontario based provider of school bus services.

Mr. Carty is also a Director of Wajax Corporation where he serves on the Audit (Chair) and Governance Committees and YRC Worldwide Inc. where he serves on the Finance and Audit Committees.

Mr. Carty previously served at Laidlaw International Inc. as Chief Financial Officer and subsequently as President and Chief Executive Officer of its school bus subsidiary. Prior to Laidlaw, Mr. Carty served as Chief Financial Officer of Atlas Air Worldwide Holdings Inc. and Canadian Airlines Corporation.

Mr. Carty holds a Masters of Business Administration from the University of Western Ontario and a Bachelor of Arts (Honours) from Queens University.

Bruce Croxon

Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation’s Human Resources and Corporate Governance Committee.

Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. He is currently the Managing Partner of Round13 Capital, a fund that invests in early stage digital businesses in Canada. He is also active in a number of charities, including acting as a National Spokesperson for Anaphylaxis Canada.

Robert MacLean

Mr. MacLean is a founder of the Corporation and has served as Chief Executive Officer of the Corporation since February 2000. As CEO, Mr. MacLean champions the vision for the Corporation and directs an exceptional team of executives. Mr. MacLean has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world’s leading loyalty programs.

Prior to founding the Corporation, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Mr. MacLean led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline’s award-winning Canadian Plus loyalty program. Mr. MacLean also served as Canadian Airline’s senior representative on the Oneworld™ Alliance’s Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and speaks frequently at industry events worldwide.

Mr. MacLean is a member of the board of directors of Prodigy Ventures, a TSXV listed technology company, and is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs.

Mr. MacLean is a graduate of Acadia University.

John Thompson

Mr. Thompson is a long serving director of the Corporation. He is currently Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee.

Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada’s leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. Mr Thompson’s responsibilities at Loblaws included, amongst other things, responsibility for human resources and President’s Choice, one of the largest, most recognized and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chairman of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada’s finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA.

Current Executive Officers

The following table sets forth the name, province of residence, and current and five-year historic occupations of the executive officers of the Corporation.

Name Title	Province of Residence	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Robert MacLean Chief Executive Officer	Ontario	Chief Executive Officer, Points International Ltd. and Points.com Inc.
Christopher Barnard President	Ontario	President, Points International Ltd. and Points.com Inc.
Michael D’Amico Chief Financial Officer	Ontario	• Chief Financial Officer, Points International Ltd. and Points.com Inc. (November 2015 to present)
• Chief Financial Officer, Romios Gold Resources Inc. (Feb. 2011 to Dec. 2015)
• Chief Financial Officer, Appia Energy Corp. (Dec. 2012 to Dec 2015)
Peter Lockhard Chief Operating Officer	Ontario	Chief Operating Officer and other previous roles, Points International Ltd. and Points.com Inc.
Inez Murdoch Chief People Officer	Ontario	• Vice President and Chief People Officer, Points International Ltd.
and Points.com Inc. (Feb. 2011 to present)
• Vice President, Human Resources, USC Educations Savings Plans
Inc. (Jan. 2008 to Mar. 2010)
Dave Simons Chief Technology Officer	Ontario	• Chief Technology Officer, Points International Ltd. and Points.com Inc.
Martin Tongue Senior Vice President, Business Development	Ontario	Senior Vice President and other previous roles, Points International Ltd. and Points.com Inc.

Security Holdings

As of the date of this AIF, as a group, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,383,925 common shares representing approximately 9.0% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer of the Corporation is, as at the date of this AIF, or within the last 10 years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that: (a) while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, but which resulted from an event that occurred while that person was acting in that capacity.

To the knowledge of the Corporation, no director or executive officer of the Corporation is, as at the date of this AIF, or within the last ten years before the date of this AIF has been, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Corporation, no director or executive officer of the Corporation has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the knowledge of the Corporation, no director or executive officer of the Corporation has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

To the knowledge of the Corporation, no director or executive officer of the Corporation has an existing or potential material conflict of interest with Points.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the Audit Committee’s mandate is attached hereto as Appendix A.

Composition of the Audit Committee

The Audit Committee is currently comprised of Douglas Carty (Chair), Bernay Box and John Thompson. Each member of the Audit Committee is independent and has represented to the Corporation that he is financially literate within the meaning of NI 52-110.

Relevant Education and Experience

Mr. Carty (Chair) holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts (Honours) from Queen’s University. As described in the section above on “Directors and Executive Officers”, Mr. Carty has held several senior executive positions of public companies that are directly relevant to his performance as Chair of the Audit Committee.

Mr. Box is the President and CEO of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd., a private investment partnership based in Dallas, Texas. Mr. Box has over 20 years of investment experience. Mr. Box holds a Bachelor of Business Administration degree specializing in Finance and Economics from Baylor University.

Mr. Thompson holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA. Mr. Thompson has 28 years of executive experience.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services performed by the Corporation’s external auditor in order to ensure these services do not impair the external auditor’s independence.

In accordance with applicable Canadian and U.S. securities rules and regulations, services provided by the Corporation’s external auditor are categorized as audit services, audit-related services, tax services and all other services.

The Audit Committee reviews and pre-approves the terms and fees of the external auditor’s annual audit services engagement, which includes, the external auditor’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting.

Certain identified audit services, audit-related services and tax services are pre-approved by the Audit Committee up to a prescribed limit in fees per fiscal year. Management and the external auditor ensure that details of any services performed pursuant to such pre-approval are reported to the Audit Committee on a quarterly basis.

The Chairman of the Audit Committee has authority to pre-approve any non-audit services, including audit-related and tax services, up to a prescribed limit in fees per fiscal year. The details of all such pre-approved services are reported to the Audit Committee on a quarterly basis.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditor in the last two fiscal years are as follows:

Auditor Fees	2015 (CAD$)	2014 (CAD$)
Audit Fees	438,400	264,250
Tax Fees	-	16,025
Total	438,400	280,275

In the table above, Audit Fees include fees for the annual audit of our consolidated financial statements and interim reviews of our quarterly condensed consolidated financial statements by our external auditor. Tax Fees are fees relating to general tax matters.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no director or executive officer of Points or a person or company that beneficially owns or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities, or an associate or affiliate thereof, had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or during the current fiscal year that has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, ON M5J 2Y1
Canada

INTEREST OF EXPERTS

KPMG LLP, the external auditor of the Corporation, reported on the fiscal 2015 audited consolidated financial statements. KPMG LLP have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information about the Corporation can be found at www.sedar.com or www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation’s most recent Management Information Circular.

Additional financial information can also be found in the Corporation’s 2015 Audited Consolidated Financial Statements and the 2015 MD&A.

APPENDIX A

AUDIT COMMITTEE MANDATE

1. ESTABLISHMENT OF COMMITTEE

1.1     Establishment of the Audit Committee Confirmed

The establishment of the audit committee of the board of directors of Points International Ltd., is hereby confirmed with the purpose, constitutions and responsibilities herein set forth.

1.2     Certain Definitions

In this mandate:

(a)	“Board” means the board of directors of Points International;

(b)	“Chair” means the chair of the Committee;

(c)	“Committee” means the audit committee of the Board;

(d)	“Director” means a member of the Board;

(e)	“External Auditor” means the person occupying the office of auditor of the Corporation in accordance with the Canada Business Corporations Act;

(f)	“Mandate” means this written mandate of the Committee and any such mandate for the Committee which the Board resolves from time to time shall be the mandate of the Committee; and

(g)	“Points International” or the “Corporation” means Points International Ltd.

2. PURPOSE AND OBJECTIVE

2.1     Purpose

The Committee’s purpose is to assist the Board in the discharge of its obligations in connection with:

(a)	the integrity of the company’s financial statements;

(b)	the company’s compliance with legal and regulatory requirements;

(c)	the independent auditor’s qualifications and independence; and

(d)	the integrity of the company’s internal control and management information systems.

2.2      Discharge of Responsibilities

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section 8 of this Mandate.

3. AUTHORITY AND OUTSIDE ADVISERS

3.1     Information from Employees

The Board authorizes the Committee, within the scope of its responsibilities, to seek information it requires from any employee.

3.2     Outside Advisors

The Committee shall also have the authority to retain (and terminate) such outside legal, accounting or other advisors as it may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate such advisors. The Committee shall have sole authority to approve related fees and retention terms.

4. COMMITTEE MEMBERSHIP

4.1     Number of Members

The Committee shall consist of not fewer than three Directors.

4.2     Independence of Members

The members of the Committee shall be independent directors as defined in NI 52-110, the NASDAQ Listing Rules and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.

4.3     Financial Literacy

(a)	Requirement - Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)

Definition - “Financially literate” shall mean that the Director has the ability to read and understand a set of financial statements that present the breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

4.4     Financial Expert

Unless approved by the Board, the Committee shall have at least one financial expert as defined under Item 407 of Regulation S-K under the Securities Exchange Act of 1934.

4.5     Annual Appointment of Members

The members of the Committee shall be appointed by the Board. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

4.6     Vacancy

The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.

5. COMMITTEE CHAIR

5.1     Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee (or if it fails to do so, the members of the Committee shall appoint the Chair from among its members). If, at any meeting, the Chair is not in attendance, then the directors present shall be responsible for choosing one of their number to be chair of the meeting and for delivering a casting vote, as necessary.

5.2     Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.3      Casting Vote

In case of an equality of votes, the Chair in addition to his original vote shall have a second or casting vote.

6. COMMITTEE MEETINGS

6.1     Quorum

A quorum of the Committee shall be a majority of its members. No business shall be transacted by the Committee except at a meeting at which a quorum of the Committee is present.

6.2     Secretary

The Secretary of the Committee will be the Secretary of the Board, unless otherwise appointed by the Chair. The Secretary may, but need not, be a member of the Committee.

6.3     Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly. In addition, meetings may be called by any member of the Committee or by the External Auditor on two days notice (exclusive of the day on which notice is sent but inclusive of the day for which notice is given).

6.4     Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

6.5     Invitees

The External Auditor, the Chief Executive Officer and the Chief Financial Officer of Points International shall be entitled to receive notice of and to be heard at each meeting of the Committee, as non-voting observers. The Committee may additionally invite Directors, officers and employees of Points International or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

6.6     In Camera Sessions with External Auditor

As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee reviews the interim financial statements, the Committee shall meet separately with each of:

(a)	the Chief Financial Officer; and

(b)	the External Auditor.

No minutes of the in camera sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

7. REMUNERATION OF COMMITTEE MEMBERS

7.1     Director Fees Only

No member of the Committee may earn fees from Points International or any of its subsidiaries other than directors’ fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive).

7.2     Other Payments

For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from Points International and its affiliates.

8. DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

8.1     Financial and Related Information

(a)

Financial Reporting - The Committee shall only review annual and interim financial reports and related financial documents for release to the public after the External Auditor has reviewed such material (if applicable) and the Chief Financial Officer has completed and signed a disclosure checklist regarding key areas affecting Directors’ liability. The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and must periodically assess the adequacy of those procedures.

(b)

Financial Statements - The Committee shall review and discuss with management and the External Auditor, Points International’s annual and interim financial statements and related MD&A and report thereon to the Board before the Board approves those statements.

(c)	Accounting Treatment - The Committee shall review and discuss with management and the External Auditor on a timely basis:

i.

major issues regarding accounting policies, principles and financial statement presentations, including any significant changes in Points International’s selection or application of accounting principles and major issues as to the adequacy of Points International’s internal controls and any special audit steps adopted in light of material control deficiencies;

ii.

analyses prepared by management and the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements;

iii.

the effect on the financial statements of Points International of regulatory and accounting initiatives and issues, as well as off-balance sheet transactions, structures, obligations (including contingent obligations) and other relationships of Points International with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of Points International;

iv.	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

v.	any financial information or financial statements in prospectuses and other offering documents;

vi.

the management certifications of the financial statements as may be required by applicable securities laws in Canada or otherwise, and all certifications and reports of any disclosure committee established by management from time to time; and

vii.	any other relevant reports or financial information submitted by Points International to any governmental body, or the public.

(d)	Discussion of Accounting Treatments - The Committee shall have direct communication channels with the External Auditor to discuss and review specific issues as appropriate.

(e)	Disclosure of Other Financial Information - The Committee shall discuss with management and the External Auditor:

i.

the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases paying particular attention to any use of “pro forma” or “adjusted” non-GAAP, information; and

ii.	financial information and earnings guidance (if any) provided to analysts and rating agencies.

(f)

Review of Communications - The Committee shall review with the External Auditor all material written communication between the External Auditor and management including, but not limited to, the management letter and schedule of unadjusted differences.

8.2     External Auditor

(a)

Authority with Respect to External Auditor - As the representative of Points International’s shareholders, the Committee shall be directly responsible for Points International’s relationship with the External Auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company (including the resolution of disagreements between management and the external auditor regarding financial reporting). In this capacity, the Committee shall have sole responsibility for recommending to the Board the person to be proposed to Points International’s shareholders for appointment as external auditor and whether at any time the incumbent external auditor should be removed from office as well as the compensation of the external auditor. The Committee shall require the External Auditor to acknowledge in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)

Competency of External Auditor - Once each year (and otherwise as the Chair may consider appropriate) the Committee shall review with the External Auditor its performance and that of the lead audit partner and obtain and review a report by the External Auditor describing the External Auditor’s internal quality-control procedures.

(c)	Review of Audit Problems - The Committee shall review with the External Auditor any audit problems or difficulties and management’s response.

(d)	Independence - The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process:

i.

The Committee shall require the External Auditor to submit on an annual basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Points International and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditors’ report to satisfy itself of the External Auditors’ independence; and

ii.

The Committee shall approve any permitted non-audit services provided by the External Auditor and may delegate such approval authority to one or more of its independent members, all in accordance with applicable securities laws and regulations and listing requirements.

8.3     Management Response

The Committee shall obtain management’s response to significant remarks or findings of the External Auditor and shall follow-up as required on the status of the implementation of corrective measures.

8.4     Related Party Transactions

The Committee shall review and approve all related party transactions in which Points International is involved or which Points International proposes to enter into.

8.5     Risk Assessment, Risk Management and Internal Control

(a)

The Committee shall gain an understanding of Points International’s business and shall discuss Points International’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

(b)	The Committee shall assess and evaluate management’s internal control plan.

(c)	The Committee shall obtain regular updates from management and legal counsel regarding compliance matters.

8.6     Other Matters

The Committee shall perform any other activities consistent with this Mandate, Points International’s by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

9. WHISTLE BLOWING

9.1     Procedure

The Committee shall be responsible for reviewing and evaluating the Company’s procedures for:

(a)	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

10. HIRING PRACTICES

10.1     Hiring Policies

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

11. REPORTING TO THE BOARD

11.1     Regular Reporting

The Committee shall report to the Board following each meeting of the Committee and at such other times as the Chair may determine to be appropriate (provided that the Committee shall report to the Board at least four times per year) and shall ensure that the Board is made aware of matters that may significantly affect the financial condition or affairs of Points International.

12. EVALUATION OF COMMITTEE PERFORMANCE AND MANDATE REVIEW

12.1      Establish Process

The Board may establish a process for committees of the Board for assessing the performance of such committees on a regular basis and, if established, the Committee shall follow such process in assessing its performance.

12.2     Amendments to Mandate

The Committee shall review and assess the adequacy of this Mandate annually and recommend to the Board any changes it deems appropriate.